
IRON Lilly
A movie that will uplift an industry & change lives!



www.ironlilly.com

AIME EXPO BOOTH #1004

IRON Lilly



At twenty years old, she and her twenty-three year old husband, A.D. (Dale) Farrow, opened their dealership which went on to become America's Oldest Harley-Davidson dealership.

Lilly lost her husband, Dale in 1927, leaving her young widow raising three young children alone. As a single mom, she was active in Suffragette, a business woman, community leader and a long distance motorcyclist. Lilly persevered against long odds to run one of the most prominent motorcycle dealership of the twentieth century. Lilly became the country's first female motorcycle dealer.

Lilly's early recognition of the **importance of community** led her to the formation of The Buckeye Motorcycle Club in 1924; the first uniformed motorcycle club in America. She was a prolific race promoter.

Numerous rides that Lilly had organized survive to today, including the Endurance Ride that started in 1924, which was held on the Sunday before Thanksgiving for the past 99 years. Lilly was also a charter member of the prestigious women's riding club, The Motor Maids, and hosted several of their annual conventions.

One hundred and ten years ago, twenty-year old Lilly won over the tough guys at the races and won Dale's heart. She still inspires many, including the Iron Lilly Team.

Lilly Farrow defined an industry & it's time to do it again!



learn about the movie @ www.theironlilly.com


DELIVE
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IRON Lilly

This project is led by a rider who, like Lilly, loves motorcycles and the people who ride them.

IRON Lilly


HARLEY-DAVIDSON MOTORCYCLES
A.D. FARROW



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www ironlilly com

Meet the team and learn about more opportunities!

IRON Lilly

WE HAVE A FAVOR TO ASK OF YOU . . .

Help us tell the true story

of a woman whose life made, and will make, the difference in millions of lives. Lilly Farrow fell in love, started a business as a twenty-year old, became a single mom and a motorcycle industry pioneer. Her fierce resolve and kind insistence on nurturing her own family and the big, colorful, inclusive, fun-loving and generous family of motorcycle customers was, and is, Lilly's legacy. Through an American century marked by wars and pandemic, boom and bust, Lilly's life was not a sprint but a marathon. Her story has the power to lift lives; the power to lift an industry, and a world needing a reminder that we are all in this together. We humbly ask your help to tell the story of a lifetime-the story of Iron Lilly!

WEFUNDER

wefunder.com/iron.lilly



Contact **www.ironlilly.com** to get a copy of our business plan


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MORE THAN A MOVIE

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IRON Lilly